Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KE Holdings Inc., you should at once hand this circular, together with the enclosed forms of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KE Holdings Inc.
貝  殼  控  股  有  限  公  司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)
(NYSE Stock Ticker: BEKE)

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND
ARTICLES OF ASSOCIATION;
(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(3) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(4) PROPOSED RE-ELECTION OF DIRECTORS;
(5) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(6) NOTICES OF ANNUAL GENERAL MEETING
AND CLASS MEETINGS

A letter from the Board is set out on pages 7 to 18 of this circular.

The Class A Meeting, Class B Meeting, and AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, August 12, 2022. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the AGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded. Notices convening the above are set out on pages 129, 135, and 138 of this circular, respectively. A form of proxy for use at each of the Class A Meeting, the Class B Meeting, and the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the Class Meetings and AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to The Bank of New York Mellon. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the Class A Meeting, the Class B Meeting and the AGM by no later than 10:00 a.m., 10:30 a.m. and 11:00 a.m., Hong Kong time, respectively, on Wednesday, August 10, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting and AGM.

PRECAUTIONARY MEASURES FOR THE CLASS MEETINGS AND AGM

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of Shareholders, and in line with the local government’s directive on social distancing, personal and environmental hygiene, the Company will implement the following precautionary measures at the Class Meetings and AGM:

•          compulsory body temperature screening

•          Beijing health kit green code

•          compulsory wearing of facial masks

•          maintaining appropriate distancing and spacing

•          limiting the number of the attendees of the Class Meetings and AGM to avoid over-crowding

Attendees are reminded that they should consider the risks of attending the Class Meetings and AGM, taking into account their own personal circumstances. Any person, who (a) does not comply with the precautionary measures; (b) is subject to the local government’s quarantine requirements or has close contact with any person under quarantine; (c) is subject to the local government’s prescribed testing requirement or direction and has not tested negative; or (d) feels unwell or has any symptoms of COVID-19, will be denied entry into the venue of the Class Meetings and AGM at the absolute discretion of the Company as permitted by law. All attendees are requested to wear facial masks at all times at the venue of the Class Meetings and AGM. It is possible that Shareholders and/or their representatives may not be able to attend in person at the venue of the Class Meetings and AGM depending on the prevailing local government regulations. Shareholders are strongly encouraged to exercise their voting rights at the Class Meetings and AGM by appointing the chairman of the Class Meetings and AGM as proxy to attend and vote on the relevant resolutions at the Class Meetings and AGM instead of attending the Class Meetings and AGM or any adjourned meeting in person.

June 30, 2022

APPENDIX I	THE AMENDED MEMORANDUM AND ARTICLES	19

Part A	The Amended Memorandum and Articles if the Class-based Resolution and the Non-class-based Resolution are both approved	19

Part B	The Amended Memorandum and Articles if the Class-based Resolution is not approved and the Non-class-based Resolution is approved	71

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	124

APPENDIX III	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	127

NOTICE OF THE ANNUAL GENERAL MEETING		129

NOTICE OF THE CLASS A MEETING		135

NOTICE OF THE CLASS B MEETING		138

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or compensation committee of the Board

“ADS(s)”	American depositary shares, each of which represents three Class A ordinary shares

“ADS Record Date”	July 12, 2022 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Friday, August 12, 2022 at 11:00 a.m., or shortly after the Class B Meeting is concluded

“Amended Memorandum and Articles”	the proposed sixth amended and restated memorandum and articles of association of the Company, a copy of which, marked to show the amendments proposed to be made to the Memorandum and Articles, is set out in Appendix I to this circular

“Amendment Resolutions”	Class-based Resolution and Non-class-based Resolution

“Articles” or “Articles of Association”	the articles of association of the Company adopted on November 8, 2021, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Baihui Partnership”	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder as of the Latest Practicable Date

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

DEFINITIONS

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Meeting”	the class meeting of the holders of the Class A ordinary shares to be convened on Friday, August 12, 2022 at 10:00 a.m.

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class-based Resolution”	a resolution to incorporate into the Articles (i) paragraph 15 of Appendix 3 to the Listing Rules; (ii) WVR Fall Away Provision and (iii) Rules 8A.09, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.22, and 8A.24 of the Listing Rules, which will be put forward at the Class A Meeting, Class B Meeting and AGM, if passed at the Class Meetings

“Class B Meeting”	the class meeting of the holders of the Class B ordinary shares to be convened on Friday, August 12, 2022 at 10:30 a.m., or shortly after the Class A Meeting is concluded

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis

“Class Meetings”	Class A Meeting and Class B Meeting

“Company”	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

DEFINITIONS

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Mr. Peng and Mr. Shan as a group of controlling shareholders of the Company

“Depositary”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“Grain Bud”	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder as of the Latest Practicable Date

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	June 27, 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A ordinary shares on the Main Board of the Stock Exchange on May 11, 2022

“Listing Document”	the listing document of the Company dated May 5, 2022 in connection with the Listing

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Memorandum” or “Memorandum of Association”	the memorandum of association (as amended from time to time) of the Company adopted on November 8, 2021

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“Mr. Peng”	Mr. Yongdong Peng, the co-founder, the chairman of the Board, an executive Director, the chief executive officer and a Controlling Shareholder as of the Latest Practicable Date

“Mr. Shan”	Mr. Yigang Shan, the co-founder, an executive Director and a Controlling Shareholder as of the Latest Practicable Date

“Mrs. Zuo”	Ms. Yan Zhu, the spouse of Mr. Hui Zuo (the founder and permanent chairman emeritus of the Company) and a Controlling Shareholder as of the Latest Practicable Date

“Nomination Committee”	the nomination committee of the Board

“Non-class-based Resolution”	a resolution to incorporate into the Memorandum and Articles the Unmet Articles Requirements (as defined on page 10 of this circular) and other revisions set out in the Appendix I to this circular not covered by the Class-based Resolution, which will be put forward at the AGM

“POA Arrangement”	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global

“Propitious Global”	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and ultimately controlled by Mrs. Zuo, and a Controlling Shareholder as of the Latest Practicable Date

DEFINITIONS

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Amended Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of the Company

“Share Record Date”	July 12, 2022 (Hong Kong time)

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Shares”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong

“Tencent”	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700), was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange

“Tencent Affiliated Entities”	Morespark Limited, Parallel Stellar Investment Limited, Tencent Mobility Limited, Parallel Galaxy Investment Limited and Sunshine Peak Holding Limited, which are all controlled by Tencent Holdings Limited and hold Class A ordinary shares or ADSs, based on the latest Schedule 13D/A filed with the SEC on May 16, 2022

“United States”, “U.S.” or “US”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

DEFINITIONS

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiaries’ Holding Vehicles”, and each a “WVR Beneficiary Holding Vehicle”	Ever Orient International Limited, Clover Rich Limited, Sapient Rich Holdings Limited and De Chang Trust

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Peng and Mr. Shan, being the holders of the Class B ordinary shares upon the Listing, entitling each to weighted voting rights

“WVR Structure”	has the meaning ascribed to it in the Listing Rules

“Z&Z Trust”	a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo

“%”	per cent

LETTER FROM THE BOARD

KE Holdings Inc.
貝  殼  控  股  有  限  公  司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)
(NYSE Stock Ticker: BEKE)

Executive Directors: Yongdong Peng (Chairman) Yigang Shan Tao Xu Wangang Xu Non-executive Director: Jeffrey Zhaohui Li Independent Non-executive Directors: Xiaohong Chen Hansong Zhu Jun Wu

Registered Office:
Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

Corporate Headquarters
Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

Principal Place of Business in Hong Kong:

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

June 30, 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND
ARTICLES OF ASSOCIATION;
(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(3) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(4) PROPOSED RE-ELECTION OF DIRECTORS;
(5) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(6) NOTICES OF ANNUAL GENERAL MEETING
AND CLASS MEETINGS

1.	INTRODUCTION

The purpose of this circular is to give you notice of the Class A Meeting, the Class B Meeting and the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed amendment of the Memorandum and Articles of Association;

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to issue Shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(d)	the proposed re-election of Directors; and

(e)	the proposed re-appointment of auditor.

2.	PROPOSED AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

We refer to the section headed “Waivers – Waiver in relation to the Articles of Association of the Company” of the Listing Document.

As disclosed in the Listing Document, in connection with the Listing, the Company applied for, and the Hong Kong Stock Exchange granted, a waiver from strict compliance with Rule 8A.44 of, and Appendix 3 to, the Listing Rules (the “Waiver”). To satisfy the conditions of the Waiver application, the Company will seek Shareholders’ approval to incorporate the Unmet Articles Requirements (as defined below) into the Memorandum and Articles of Association at a general meeting to be convened within six months of the Listing. Therefore, the Company hereby convenes the AGM, the Class A Meeting and the Class B Meeting and proposes the following amendments to the Memorandum and Articles of Association.

Proposed amendments to the Memorandum and Articles

The Appendix 3 to the Listing Rules sets out the core shareholder protection standards that the articles of association or equivalent document of the issuer must conform with the provisions set out in such appendix. Rule 8A.44 requires issuers with WVR structures such as the Company to give force to the requirements of Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.21, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40 and 8A.41 by incorporating them into their articles of association or equivalent document (together with the requirements under Appendix 3 to the Listing Rules, the “Listing Rules Articles Requirements”).

The Articles do not comply with some of the Listing Rules Articles Requirements, namely (i) paragraphs 4(2), 14(1), 14(2), 14(3), 14(4), 14(5), 15, 16, 17, 19, 20 and 21 of Appendix 3 to the Hong Kong Listing Rules effective on January 1, 2022, and (ii) Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40 and 8A.41 of the Listing Rules (together, the “Unmet Listing Rules Articles Requirements”). The Company proposed to amend the Memorandum and Articles to incorporate the Unmet Listing Rules Articles Requirements.

LETTER FROM THE BOARD

In addition, to further enhance its Shareholder protection measures, the Company will at the AGM seek the Shareholders’ approval to incorporate the following into its Articles: (a) lowering the quorum of general meeting (which is not a class meeting) from not less than one-half (1/2) of aggregate voting power of all the Shares in issue and present either in person or by proxy as currently provided for in Article 65 of the Articles of Association to 10% of voting rights (on a one vote per share basis) in the share capital of the Company (the “Quorum Requirement”); (b) where any general meeting is postponed by the Directors pursuant to Article 72 of the Articles of Association, requiring such meeting to be postponed to a specific date, time and place (the “GM Postponement Requirement”); and (c) requiring any power to be exercised by the Director under Article 9 of the Articles of Association (including but not limited to the power to authorize division of Shares into any number of classes and issue shares with preferred or other rights and series of preferred shares) to be subject to the Memorandum and Articles of Association, compliance with the Listing Rules and the Code on Takeovers and Mergers, and the conditions that: (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created; and (ii) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A ordinary shares (the “Overriding Compliance Requirement”); and (d) proposing amendments to the Memorandum and Articles of Association to clarify that (i) the Company, its Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with the Memorandum and Articles of Association or otherwise (save for in relation to any application or petition to wind-up the Company which the courts of the Cayman Islands shall have exclusive jurisdiction to determine), and (ii) if a court of the U.S. assumes jurisdiction to hear any proceedings, actions, claims or complaints that rely on the provisions of the U.S. Securities Act of 1933 (as amended from time to time) or the U.S. Securities Exchange Act of 1934 (as amended from time to time), then the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine such proceeding, action, claim or complaint to the exclusion of the state courts (the “Forum Selection Clarification”).

The Company will also propose to amend its Articles of Association to include an article that the WVR structure will fall away if neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon completion of the Listing (the “Subject Shares”) for reasons within or outside their control (the “WVR Fall Away Provision”). For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as “Transactions”), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares.

LETTER FROM THE BOARD

In addition, the existing Articles of Association allows the Baihui Partnership, after the partnership conditions as defined therein (the “Partnership Conditions”) are satisfied, to appoint executive Directors and nominate and recommend the chief executive officer of the Company. As of the Latest Practicable Date, the Partnership Conditions have not been satisfied. Accordingly, Baihui Partnership, the WVR Beneficiaries or Propitious Global are not entitled to other special rights under the Company’s existing Articles of Association, other than the enhanced voting power attached to the Class B ordinary shares held by the WVR Beneficiaries. The Company will propose to its Shareholders to remove all special rights that Baihui Partnership is entitled to under the Memorandum and Articles of Association (the “Baihui Partnership Special Rights Removal Requirement”, together with the Unmet Listing Rules Articles Requirements, the Quorum Requirement, the GM Postponement Requirement, the Forum Selection Clarification, the Overriding Compliance Requirement and the WVR Fall Away Provision, the “Unmet Articles Requirements”).

Because the following Unmet Articles Requirements would vary the rights attached to Class A and Class B ordinary shares: (i) paragraph 15 of Appendix 3 to the Listing Rules; (ii) WVR Fall Away Provision and (iii) Rules 8A.09, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.22, and 8A.24, a resolution to incorporate these Unmet Articles Requirements (the “Class-based Resolution”) will need to be approved at the Class A Meeting and Class B Meeting first.

A copy of the Amended Memorandum and Articles, marked to show all the above discussed amendments proposed to be made to the Articles (i.e. if the Class-based Resolution and the Non-class-based Resolution are both approved), is set out in Part A of Appendix I to this circular.

Conditions for the Waiver

The Wavier are subject to the following conditions:

(a)	at the AGM, the Company will put forth: (i) the Class-based Resolution at the Class A Meeting and the Class B Meeting; and (ii) the Class-based Resolution (if adopted at the Class A and Class B Meetings) and the Non-class-based Resolution at the full shareholders’ meeting where all shareholders may vote as a single class to amend its Memorandum and Articles of Association to comply with the Unmet Articles Requirements;

(b)	each of the WVR Beneficiaries and WVR Beneficiaries’ Holding Vehicles has prior to the Listing, irrevocably undertaken to the Company to be present at the AGM (whether in person or by proxy) and any general meeting and class meeting after the completion of the Listing until all Amendment Resolutions are approved by Shareholders, and to vote in favor of the Amendment Resolutions;

LETTER FROM THE BOARD

(c)	if any of the Amendment Resolutions (including the Class-based Resolution) are not passed at the AGM, until they are all approved by the Shareholders, the Company and each of the Directors has prior to the Listing, irrevocably undertaken to the Stock Exchange to continue to put forth the Amendment Resolutions that have not been passed (including the Class-based Resolution that has not been passed) at each subsequent annual general meeting and class meeting, and each of the WVR Beneficiaries and WVR Beneficiaries’ Holding Vehicles has, prior to the Listing, irrevocably undertaken to the Company to continue to be present and vote in favor of such Amendment Resolutions at such meeting;

(d)	Baihui Partnership has undertaken to the Company that, after the Listing becomes effective, it shall attend any class meeting and any general meeting (whether in person or by proxy) that may be convened by the Company and will exercise the voting rights represented by the Shares held by Propitious Global under the POA Arrangement to vote in favor of any resolution at such meeting to approve the amendments to the Memorandum and Articles of Association to incorporate the Unmet Articles Requirements. Such undertaking to attend any general meeting and class meeting and to vote in favor of the amendments shall remain in force until all the Amendment Resolutions are passed;

(e)	each of Baihui Partnership and the limited partners of Baihui Partnership has undertaken to the Stock Exchange that, before the Amendment Resolutions (including the Class-based Resolution) are approved, it/he will not take any action to satisfy the Partnership Conditions;

(f)	the Company, each of the Directors, Baihui Partnership, each of the WVR Beneficiaries and each of the WVR Beneficiaries’ Holding Vehicles has, prior to the Listing, irrevocably undertaken to the Stock Exchange that it or he or she will comply with the Unmet Listing Rules Articles Requirements, the Baihui Partnership Special Rights Removal Requirement, the Quorum Requirement, the GM Postponement Requirement, the Overriding Compliance Requirement, the Forum Selection Clarification and, in respect of the WVR Beneficiaries and WVR Beneficiaries’ Holding Vehicles, the WVR Fall Away Provision, upon the Listing and before the existing Memorandum and Articles of Association are formally amended to incorporate the Unmet Articles Requirements, except for the following (the “Undertaking for Interim Compliance”) (For the avoidance of doubt, the exceptions set out in sub-paragraphs (i) to (iii) below are only applicable to the passing of the Amendment Resolutions and the Company undertakes to the Stock Exchange to comply with the requirements under the Listing Rules for passing any resolution at a separate class meeting and any special resolution after the Listing (other than the Amendment Resolutions)): (i) paragraph 15 of Appendix 3 such that, prior to the Company’s Memorandum and Articles of Association being amended, the threshold for passing any resolution for the Amendment Resolutions in a separate class meeting will be approval by holders of two-thirds of the issued shares of that class, at a class meeting, in accordance with Article 17 of the current Memorandum and Articles of Association; (ii) Rules 8A.24(1) and (2) such that, prior to the Memorandum and Articles of Association being amended, weighted voting rights would apply in connection with passing resolutions for the Amendment Resolutions; (iii) paragraph 16 of Appendix 3 such that, the threshold for passing any special resolution for the Amendment Resolutions will be approval by members holding not less than two-thirds of the voting rights of those present and voting in person or by proxy at the general meeting in accordance with Article 162 of the current Memorandum and Articles of Association; and (iv) paragraph 14(1) of Appendix 3 such that, the annual general meeting for the year of 2021 will be convened by the Company on or before November 30, 2022. For the avoidance of doubt, if the Class-based Resolution is not passed at the AGM, the Undertaking for Interim Compliance will remain valid until the Class-based Resolution is passed;

LETTER FROM THE BOARD

(g)	each of the WVR Beneficiaries, WVR Beneficiaries’ Holding Vehicles and (with respect to (i) below only) Baihui Partnership has, prior to the completion of the Listing, irrevocably undertaken to the Company that (i) he/it will procure the Company to give effect to the Undertaking for Interim Compliance upon the completion of the Listing and before its existing Memorandum and Articles of Association are formally amended and (ii) he/it has procured the relevant director holding vehicle holding Class B ordinary shares to, prior to the Listing, deliver a written conversion notice to the Company that all of the Class B ordinary shares it holds shall be converted to Class A ordinary shares on a one-for-one basis immediately upon the occurrence of any of the events as set out under Rule 8A.17 or the triggering of the WVR Fall Away Provision or the relevant Class B ordinary shares it holds shall be converted to Class A ordinary shares on a one-for-one basis immediately upon any voluntary or involuntary transfer of legal title to or beneficial ownership of such relevant Class B ordinary shares (e.g. upon or as a result of death or divorce of the relevant WVR Beneficiary or foreclosure of share pledge) after the Listing and before the Memorandum and Articles are formally amended (“WVR Beneficiaries’ Articles Undertaking”). The WVR Beneficiaries’ Articles Undertaking shall automatically terminate upon the earliest of (i) the proposed amendments to the existing Articles described in this section headed “Waivers – Waiver in Relation to Articles of Association of the Company” in the Listing Document have become effective, (ii) the date of delisting of the Company from the Stock Exchange; and (iii) the date on which the WVR Beneficiaries cease to be a beneficiary of weighted voting rights in the Company. For the avoidance of doubt, the automatic termination of the WVR Beneficiaries’ Articles Undertaking shall not affect any remedies, obligations or liabilities that have been accrued up to such termination, including the right to claim for damages in respect of any breach. The WVR Beneficiaries’ Articles Undertaking shall be governed by the laws of Hong Kong and all matters, claims or disputes arising out of the WVR Beneficiaries’ Articles Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong;

LETTER FROM THE BOARD

(h)	if holders of ADSs do not give voting instructions to the Depositary with respect to the Amendment Resolutions, the Company will exercise any discretionary proxy it has under the Deposit Agreement executed among the Company, The Bank of New York Mellon and owners and holders of ADSs on August 12, 2020 for the ADSs to vote the underlying Class A ordinary shares represented by their ADSs to approve the Amendment Resolutions at any general meetings;

(i)	the Company remains listed on the NYSE; and

(j)	the Company will issue a press release announcing its support publicly for the Amendment Resolutions each year after the Listing until all Amendment Resolutions are approved by Shareholders.

Voting and Quorum

If the Class-based Resolution is passed at both the Class A Meeting and Class B Meeting, the Shareholders will be asked to vote on (a) the Class-based Resolution and (b) another resolution to incorporate into the Articles Non-class-based Resolution at the AGM where all Shareholders may vote as a single class.

If the Class-based Resolution is not approved at either the Class A Meeting or Class B Meeting, then the Shareholders at the AGM will only be asked to vote on the Non-class-based Resolution. A copy of the Amended Memorandum and Articles, marked to show the proposed amendments if the Class-based Resolution is not approved and only the Non-class-based Resolution is approved, is set out in Part B of Appendix I to this circular.

Pursuant to the above-mentioned Undertaking for Interim Compliance, the quorum and voting of the AGM, the Class A Meeting and the Class B Meeting in respect of the Amendment Resolutions are set out below:

The quorum for the AGM will be one or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ten percent (10%) of all votes (on a one vote per share basis) in the share capital of the Company, present at the meeting. At the AGM, the proposed amendment of the memorandum and Articles will require approval by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, votes in person or by proxy or, in the case of corporations, by their duly authorized representatives. Weighted voting rights would apply in connection with passing resolutions for the Amendment Resolutions.

The quorum of the Class A Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class A ordinary shares. The passing of the special resolution at Class A Meeting requires approval by the holders of two-thirds of the issued Class A ordinary shares.

LETTER FROM THE BOARD

The quorum of the Class B Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class B ordinary shares. The passing of the special resolution at Class B Meeting requires approval by the holders of two-thirds of the issued Class B ordinary shares.

The Company has obtained undertakings from each of the WVR Beneficiaries and WVR Beneficiaries’ Holding Vehicles that they will be present at the any general meeting and class meeting (whether in person or by proxy) after the completion of the Listing until all Amendment Resolutions are approved by Shareholders, and to vote in favor of the Amendment Resolutions. The Company has also obtained undertakings from (i) Tencent Affiliated Entities, (ii) Shing Lee International Limited, holding Class A ordinary shares on behalf of the Company’s employees, and (iii) Mr. Tao Xu and Mr. Wangang Xu, that each of them will be present at the any general meeting and class meeting (whether in person or by proxy) after the completion of the Listing until all necessary amendments proposed to be made to the Company’s Memorandum and Articles in order to comply with the Unmet Articles Requirements are approved by the Shareholders and to vote in favor of such amendments.

For further details and context of the proposed amendment of the Memorandum and Articles and the Waiver, please refer to the section headed “Waivers – Waiver in relation to the Articles of Association of the Company” of the Listing Document.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares. Subject to the passing of the ordinary resolution 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 758,644,161 Class A ordinary shares.

In addition, subject to a separate approval of the ordinary resolution 7, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 6 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 5 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,635,326,756 Class A ordinary shares and 157,894,050 Class B ordinary shares. Subject to the passing of the ordinary resolution 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 379,322,080 Class A ordinary shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Undertaking for Interim Compliance (as defined below) disclosed in the Listing Document as well as the Corporate Governance Code set out in Appendix 14 of the Listing Rules, Mr. Jeffrey Zhaohui Li and Ms. Xiaohong Chen will retire at the AGM and, being eligible, will offer themselves for re-election as Directors (“Nominees”) at the AGM. Biographical details of the Nominees are set out in the Appendix III to this circular.

LETTER FROM THE BOARD

Except as stated in the Appendix III to this circular, neither of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries; and neither of the Nominees has any relationship with any Director, senior management or substantial Shareholders of the Company (as defined in the Hong Kong Listing Rules).

For details of Nominees' interest, please refer to the Appendix III to this circular. Save as disclosed in the Appendix III to this circular, neither of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO.

The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

The Company had determined the remuneration of each Nominee for the year ended December 31, 2021 with reference to their duties, responsibilities, experience, contribution to the Board, participation in the corporate governance as well as then market condition. Each Nominee had not participated the determination of his/her remuneration. For the details of the remuneration of Nominees for the year ended December 31, 2021, please refer to the Listing Document. After obtaining the relevant approval from the Shareholders at the AGM, the Company will renew service contract with each Nominee, if applicable. The Board, after obtaining the authorisation at the AGM, will determine the remuneration of Nominees with reference to their duties, responsibilities, experience, contribution to the Board, participation in the corporate governance as well as the current market condition. The Company will disclose the remuneration of Directors in its annual report each year.

Save as disclosed above, as at the date of this circular, there is no information on the Nominees that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Nominees, the qualifications, skills and experience, time commitment and contribution of the Nominees with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Ms. Xiaohong Chen, an independent non-executive Director proposed to be re-elected, has confirmed her independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board has conducted assessment on her independence and considered that Ms. Xiaohong Chen is independent in accordance with the independence guidelines set out in the Listing Rules; and are satisfied with the Nominees’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Directors including the aforesaid independent non-executive Director at the AGM.

LETTER FROM THE BOARD

6.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2022.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

7.	THE AGM AND THE CLASS MEETINGS AND PROXY ARRANGEMENT

The Class A Meeting, Class B Meeting, and AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, August 12, 2022. The Class A Meeting will commence at 10:00 a.m. (Beijing time); the Class B Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the AGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class B Meeting is concluded.

The Notices of the Annual General Meeting, Class A Meeting, and Class B Meeting are enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the Class Meetings and AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to The Bank of New York Mellon. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for the Class Meetings and AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting and AGM.

The resolutions to be proposed at the Class Meetings and AGM will be voted by way of poll in accordance with the Hong Kong Listing Rules.

LETTER FROM THE BOARD

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed amendment of the Memorandum and Articles, the proposed Issuance Mandate and the proposed Repurchase Mandate, the proposed re-election of the Directors and the proposed re-appointment of the auditor of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM, the Class A Meeting, and the Class B Meeting, respectively.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By Order of the Board KE Holdings Inc. Yongdong Peng Chairman and Chief Executive Officer

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

PART A THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~FIFTH~~SIXTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
KE HOLDINGS INC.
貝殼控股有限公司

(adopted by a Special Resolution passed on ~~November 8, 2021~~[*] and effective immediately)

1.	The name of the Company is KE Holdings Inc. (貝殼控股有限公司).

2.	The Registered Office of the Company ~~will be~~is situated at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

7.	The authorised share capital of the Company is US$500,000 divided into 25,000,000,000 shares, comprising ~~of~~ (i) ~~23,614~~24,114,698,720 Class A ordinary shares with a par value of US$0.00002 each~~,~~ and (ii) 885,301,280 Class B ordinary shares with a par value of US$0.00002 each~~, and (iii) 500,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles~~. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to ~~deregister~~ be de-registered in the Cayman Islands and transfer and be registered by way of continuation ~~in some other~~under the laws of any jurisdiction outside the Cayman Islands.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~FIFTH~~SIXTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
KE HOLDINGS INC.
貝殼控股有限公司

(adopted by a Special Resolution passed on [*] ~~November 8, 2021~~ and effective immediately)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the ~~Articles~~articles of ~~Association~~association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares

“Affiliate”	means in respect of a Person ~~other than a Co-Founder or any Co-Founder Affiliate~~, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control”, for the purpose of this defined term of “Affiliate” only, shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditors”	the auditors for the time being of the Company, if any;

“Board” and “Board of Directors” ~~and “Directors”~~	means the ~~directors of the Company for the time being, or as the case may be, the directors~~Directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an ordinary share of the Company with a nominal or par value of US$0.00002, designated as a Class A Ordinary Share, having the rights set out in these Articles~~;~~.

“Class B Ordinary Share”	means an ordinary share of the Company with a nominal or par value of US$0.00002, designated as a Class B Ordinary Share, having the rights set out in these Articles~~;~~.

“Co-Founders”	~~refers to the Founder and~~ Mr. Yongdong Peng (name in Chinese彭永東) and Mr. Yigang Shan (name in Chinese單一剛), each of whom, a “Co-Founder”;

~~“Co-Founder Affiliate”~~	~~(a) each of any Co-Founder’s legal spouse, parents, children and other lineal descendants (each, an “Immediate Family Member”); (b) any trust for the benefit of any Co-Founder and/or any of the Immediate Family Members as defined under (a), or (c) any corporation, partnership or any other entity ultimately controlled by any Co-Founder and/or any of the Immediate Family Members as defined under (a) through possession of voting power or investment power over Shares held by any such entity. For the avoidance of doubt, the terms “voting power” and “investment power” shall have such meanings as defined under Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended;~~

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

~~“Company”~~	~~means KE Holdings Inc. (貝殼控股有限公司), a Cayman Islands exempted company;~~

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Companies Ordinance”	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and every other ordinance incorporated therewith or substituted therefor; and in the case of any such substitution the references in these Articles to the provisions of the Companies Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

“Company”	means KE Holdings Inc. (貝殼控股有限公司), a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	has the meaning given to it in the HKSE Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 145;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the HKSE Listing Rules;

“Designated Stock Exchange”	means the ~~stock~~NYSE for so long as the Company’s Shares or ADSs are there listed, the HKSE for so long as the Company’s Shares or ADSs are there listed and any other securities exchange ~~in the United States~~or other system on which any Shares or ADSs are listed or authorised for trading from time to time;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

“Director”	means a member of the Board of Directors;

~~“electronic”~~“Director Holding Vehicle”	~~has the meaning given to it in the Electronic Transactions Law and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;~~means a limited partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, where (i) in the case of a limited partnership, the terms of the limited partnership must expressly specify that the voting rights attached to such shares are solely dictated by the Co-Founder; (ii) in the case of a trust, the Co-Founder must in substance retain an element of control of the trust and any immediate holding companies; and the purpose of the trust must be for estate planning and/or tax planning purposes; and (iii) in the case of a private company or other vehicle, the Co-Founder (or a trust referred to in (ii) above) must wholly own and control that vehicle at all relevant times;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the ~~vote~~votes of the Board;

~~“Electronic Transactions Law”~~	~~means the Electronic Transactions Law (2003 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;~~

“electronic record”	has the meaning given to it in the Electronic Transactions ~~Law~~Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Executive Director”	refers to a Director of the Company who (i) is neither an Independent Director, Independent Non-executive Director nor a Director who is affiliated with or was appointed to the Board by a holder or a group of affiliated holders of preferred shares and/or Class A Ordinary Shares converted from preferred shares of the Company prior to the completion of the Company’s initial public offering of ADSs in the United States and (ii) maintains employment relationship with the Company~~.;~~

“HKSE”	means The Stock Exchange of Hong Kong Limited;

~~“Founder”~~“HKSE Listing Rules”	~~refers to Mr. Hui Zuo (name in Chinese左暉);~~means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

“Independent Director”	means a Director who is an independent director as defined in the ~~Designated Stock~~NYSE Exchange Rules ~~as determined by the Board~~;

“Independent Non-executive Director”	means a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on the HKSE;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 140;

“NYSE”	means the New York Stock Exchange;

“NYSE Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the NYSE;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Ordinary Resolution”

means a resolution:

(a)      passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)      approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means an ordinary share of the Company with a nominal or par value of US$0.00002, including a Class A Ordinary Share, and a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

~~“Partnership”~~	~~means Baihui Partners L.P., a Cayman Islands exempted limited partnership;~~

~~“Partnership Agreement”~~	~~means the exempted limited partnership agreement for the Partnership, as amended or varied from time to time;~~

~~“Partnership Condition”~~	~~means that (i) the Partnership consists of at least five (5) limited partners and (ii) the Partnership is operating under the terms of the Partnership Agreement, as amended from time to time;~~

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Propitious”	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands and is ultimately controlled by Z&Z Trust;

“Recognised Clearing House”	shall include the recognised clearing house as defined in Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

~~“Special Partnership Matter”~~	~~means, for so long as the Partnership Condition is satisfied, the matters set out in Articles 89 through 92, Article 101 and the definitions of “Partnership,” “Partnership Agreement,” “Partnership Condition,” “Special Partnership Matter” and “Special Resolution” under these Articles;~~

“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

~~(a)      passed by not less than two-thirds (or, in respect of any resolution relating to a Special Partnership Matter, or in any way having the effect of affecting a Special Partnership Matter, including, without limitation, any amendment to the provisions of the Articles or Memorandum of Association which relate to a Special Partnership Matter, 95%)~~(a) passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“Virtual Meeting”	means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction ~~Law~~Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.	~~The Directors may authorise~~ Notwithstanding Article 23, but subject to these Articles and provided that (i) it is in compliance with the ~~division~~HKSE Listing Rules and the Code on Takeovers and Mergers; (ii) no new Class of shares with voting rights superior to those of Class A Ordinary Shares ~~into~~will be created; and (iii) any ~~number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the~~ variations in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~ as between the different Classes ~~(if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue~~ of Shares ~~with such preferred or other~~will not result in creating a new Class of Shares with voting rights~~, all or any of which may be greater than the rights of~~ superior to those of Class A Ordinary Shares~~, at such time and on such terms as they may think appropriate. Notwithstanding Article 17,~~ (collectively, the “Overriding Requirements”), the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other ~~class~~Class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other ~~class~~Class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other ~~class~~Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other ~~class~~Class of shares or any other series of preferred shares;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other ~~class~~Class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of ~~Class A Ordinary Shares and Class B~~ Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. ~~Each~~Subject to Article 13, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. A class of shares conferring weighted voting rights in the Company must not entitle the holder to more than ten (10) times the voting power of any Class of Ordinary Shares, on any resolution tabled at a general meeting of the Company.

13.	Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum of Association or these Articles, including the variation of the rights attached to any Class of Shares;

(b)	the appointment, election or removal of any Independent Non-executive Director;

(c)	the appointment or removal of the Auditors; or

(d)	the voluntary liquidation or winding-up of the Company.

Notwithstanding the foregoing, where a holder of Class B Ordinary Shares is permitted by the HKSE from time to time to exercise more than one vote per share when voting on a resolution to amend the Memorandum of Association or these Articles, any holder of Class B Ordinary Shares may elect to exercise such number of votes per share as is permitted by the HKSE, up to the maximum number of votes attached to each Class B Ordinary Share as set out in Article 12.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

14.	Notwithstanding any provisions in these Articles to the contrary, the Company shall not take any action (including the issue and repurchase of shares of any Class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares excluding holders of Class A Ordinary Shares who also own or control any Class B Ordinary Shares Present at a general meeting to be less than 10% of the votes entitled to be cast by all Members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of shares in issue above the proportion at the time of the Company’s initial listing on HKSE.

15.	No further Class B Ordinary Shares shall be issued by the Company, except with the prior approval of HKSE and pursuant to (i) an offer made to all the Members pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all Members by way of scrip dividends; or (iii) pursuant to a stock split or other capital reorganisation provided that the HKSE is satisfied that the proposed allotment or issuance will not result in an increase in the proportion of Shares carrying weighted voting rights; provided further that, each Member shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of shares by way of scrip dividends) Shares in the same Class as the Shares then held by him; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class B Ordinary Shares does not take up any part of the Class B Ordinary Shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Ordinary Shares; and

(b)	to the extent that rights to Class A Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class B Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

Where necessary, holders of Class B Ordinary Shares must use their best endeavours to enable the Company to comply with this Article.

16.	In the event the Company reduces the number of Class A Ordinary Shares in issue (for instance, through a purchase of its own Shares), the holders of Class B Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, whether through a conversion of a portion of their Class B Ordinary Shares into Class A Ordinary Shares or otherwise, if the reduction in the number of Class A Ordinary Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares to the total number of shares in issue.

17.	The Company shall not vary the rights of the Class B Ordinary Shares so as to increase the number of votes to which each Class B Ordinary Share is entitled.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

18.	Class B Ordinary Shares shall only be held by a Co-Founder or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder. Subject to the HKSE Listing Rules or other applicable laws or regulations, each Class B Ordinary Share shall be automatically converted into one Class A Ordinary Share upon the occurrence of any of the following events and the Company and the relevant holder of Class B Ordinary Shares must notify the HKSE as soon as practicable with details of the event set out in paragraphs (e),(f) and (g) below:

(a)	the death of the holder of such Class B Ordinary Shares (or, where the holder is a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, the death of the Co-Founder holding and controlling such Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder);

(b)	the holder of such Class B Ordinary Shares ceasing to be a Director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder for any reason;

(c)	the holder of such Class B Ordinary Shares (or, where the holder is a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, the Co-Founder holding and controlling such Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder) being deemed by the HKSE to be incapacitated for the purpose of performing his duties as a Director;

(d)	the holder of such Class B Ordinary Shares (or, where the holder is a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, the Co-founder holding and controlling such Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder) being deemed by the HKSE to no longer meet the requirements of a director set out in the HKSE Listing Rules;

(e)	the transfer to another person of the beneficial ownership of, or economic interest in, such Class B Ordinary Share or the control over the voting rights attached to such Class B Ordinary Share (through voting proxies or otherwise), other than (i) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance; and (ii) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder;

(f)	neither of the holders of Class B Ordinary Shares having control over the exercise of the voting rights of the Shares held by Propitious immediately upon completion of the listing of the Company’s Class A Ordinary Shares on the HKSE (the “Subject Shares”) for reasons within or outside their control. For the avoidance of doubt, (A) subject to the HKSE Listing Rules (including the requirements under Rule 10.07 of the HKSE Listing Rules), (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious to any person (the above activities are collectively referred to as “Transactions”), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B Ordinary Shares to Class A Ordinary Shares; or

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(g)	a Director Holding Vehicle holding such Class B Ordinary Shares no longer complies with the principle that the weighted voting rights attached to a beneficiary’s shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

19.	All of the Class B Ordinary Shares in the authorized share capital shall be automatically re-designated into Class A Ordinary Shares in the event none of the holders of the Class B Ordinary Shares at the time of the Company’s initial listing on the HKSE have beneficial ownership of Class B Ordinary Shares, and no further Class B Ordinary Shares shall be issued by the Company.

~~13.~~20.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

~~14.~~21.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

~~15.~~	~~Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not a Co-Founder or a Co-Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not a Co-Founder or a Co-Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; and (iii) a voting proxy, voting agreement or similar arrangement between a Co-Founder and/or a Co-Founder Affiliate on one hand and the Partnership on the other hand, without transferring the legal title to the Class B Ordinary Share subject to such arrangement, shall not be deemed as a sale, transfer, assignment or disposition of, or a change of control of the ultimate beneficial ownership of any Class B Ordinary Share subject to such arrangement. For purpose of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended. If at any time all the Co-Founders and all the Co-Founder Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares of the Company as of the date of these Articles, all of the issued and outstanding Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.~~

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~16.~~22.	Save and except for voting rights and conversion rights as set out in Articles ~~12 to 15~~12 to 21 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. Weighted voting rights must only be attached to one Class of the Company’s equity securities.

MODIFICATION OF RIGHTS

~~17.~~23.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be ~~materially adversely~~ varied with the consent in writing of the holders of ~~two-thirds~~not less than three-fourths in nominal value of the issued Shares of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of ~~two-thirds~~three-fourths in nominal value of the issued Shares of that Class present in person or by proxy and voting at such meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. ~~For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~

~~18.~~24.	The rights attached to, or otherwise attached to, or otherwise conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights attached to, or otherwise conferred upon the holders of, the Shares of any Class shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

CERTIFICATES

~~19.~~25.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

~~20.~~26.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

~~21.~~27.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one U.S. dollar (US$1.00) or such smaller sum as the Directors shall determine.

~~22.~~28.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

29.	Every share certificate of the Company shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the HKSE from time to time.

~~23.~~30.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~24.~~31.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

~~25.~~32.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to all dividends payable thereon.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~26.~~33.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~27.~~34.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~28.~~35.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~29.~~36.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

~~30.~~37.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~31.~~38.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~32.~~39.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~33.~~40.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~34.~~41.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~35.~~42.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~36.~~43.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~37.~~44.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~38.~~45.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~39.~~46.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~40.~~47.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~41.~~48.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~42.~~49.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

~~43.~~50.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve provided always that it shall be in such a form prescribed by the HKSE and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee, in each case, may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)), under hand or by machine imprinted signature or by such other means of execution as the Board may approve from time to time and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

~~44.~~51.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien~~.~~

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~45.~~52.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year~~.~~ (or such longer period as the Members may by ordinary resolution determine provided that such period shall not be extended beyond sixty (60) calendar days in any calendar year).

~~46.~~53.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

~~TRANSMISSION OF SHARES~~

~~47.~~54.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

~~48.~~55.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~49.~~56.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

57.	Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch Register at such location as the Board thinks fit and there shall be entered therein the particulars of the Members and the shares issued to each of them and other particulars required under the Companies Act.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

58.	Except when a register is closed and, if applicable, subject to the additional provisions of Article 52, the principal register and any branch register shall during business hours be kept open to inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~50.~~59.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~51.~~60.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~52.~~61.	The Company may by Ordinary Resolution

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~53.~~62.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by ~~law~~the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~54.~~63.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~55.~~64.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~56.~~65.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~57.~~66.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

~~58.~~67.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

~~59.~~68.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

~~60.~~69.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

~~61.~~70.	(a)	The Company ~~may (but~~ shall ~~not be obliged to)~~ in each ~~calendar~~financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~62.~~71.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of ~~Members~~Member(s) holding ~~at the date of deposit of the requisition Shares which carry in aggregate~~ not less than one-~~third~~tenth (1/~~3~~10) of all votes attaching to all issued and outstanding Shares of the Company (on a one vote per share basis) that as at the date of the deposit carry the right to vote at general meetings of the Company, and such Member(s) may also add resolutions to the agenda of any general meeting of the Company.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of deposit of the Shareholder’s requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

~~63.~~72.	~~At least ten (10) calendar days' notice shall be given for any general meeting. Every~~ An annual general meeting shall be called by not less than twenty-one (21) days’ notice in writing and any extraordinary general meeting shall be called by not less than fourteen (14) days’ notice in writing. Subject to the requirements under the HKSE Listing Rules, every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place of the meeting (for any meeting which is not a Virtual Meeting), the day and the hour of the meeting, particulars of the resolutions and the general nature of the business to be considered at that meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by one or more Shareholders who together hold Shares which carry in aggregate not less than two-thirds (2/3~~)~~ of all votes attaching to all issued and outstanding Shares of the Company entitled to attend and vote at the meeting.

~~64.~~73.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~65.~~74.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. ~~One~~A quorum required for a meeting of the Shareholders consists of one or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ~~one-half (1/2) of all votes attaching to all Shares in issue and entitled to vote at such general meeting, Present at the meeting,, shall be a quorum for all purposes~~ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~66.~~75.	If within half an hour from the time appointed for the meeting a quorum (as set out in Article 74) is not Present, the meeting shall be dissolved.

~~67.~~76.	~~f~~If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~68.~~77.	The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

~~69.~~78.	If there is no such Chairman of the Board of Directors, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~70.~~79.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the ~~board of Directors.~~Board.

~~71.~~80.	The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, the quorum required for such adjourned meeting is set out in Article 74. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~72.~~81.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. ~~A postponement may be for a stated period of any length or indefinitely as the Directors may determine~~Where any general meeting is postponed in accordance with this Article, the Board shall fix the date, time and place for the reconvened meeting.

82.	Each Shareholder has the right to speak at any duly convened general meeting of the Company, except where he is required by the HKSE Listing Rules to abstain from voting on the matter under consideration.

~~73.~~83.	At any general meeting a resolution put to the vote of the meeting shall be decided on a ~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the~~ poll, save that the chairman of the meeting ~~or any Shareholder Present, and unless~~may, in good faith, allow a resolution which relates purely to a ~~poll~~procedural or administrative matter as prescribed under the HKSE Listing Rules to be voted on by a show of hands. Where a resolution is ~~so demanded~~voted on by show of hands, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

~~74.~~84.	If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~75.~~85.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

~~76.~~86.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

~~77.~~87.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder Present at the meeting shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~78.~~88.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~79.~~89.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~80.~~90.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

~~81.~~91.	On a poll votes may be given either personally or by proxy.

~~82.~~92.	Each Shareholder shall be entitled to appoint a proxy, and every Shareholder being a corporation shall be entitled to appoint a representative to attend and vote at any general meeting and, where a corporation is so represented, it shall be treated as being present at any meeting in person. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting, and such proxies are under no obligation to cast all his votes in the same way. ~~Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand.~~ The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

~~83.~~93.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve~~.~~, provided that this shall not preclude the use of the two-way form.

~~84.~~94.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~85.~~95.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

96.	Where any Member is, under the HKSE Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

~~86.~~97.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~87.~~98.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~88.~~99.	If a ~~recognised clearing house~~Recognised Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the ~~recognised clearing house~~Recognised Clearing House (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that ~~recognised clearing house~~Recognised Clearing House (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

DIRECTORS

~~89.~~100.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) but no more than nine (9) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	~~Except as otherwise provided for under this Article 89, the~~The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment, and shall then be eligible for re-election at that meeting.

(e)	Subject to the Designated Stock Exchange Rules applicable to the composition of the Board and qualifications of Directors, the Board shall include (i) at least two (2) Executive Directors, if there are no more than five (5) Directors on the Board ~~of Directors~~, (ii) at least three (3) Executive Directors, if there are more than five (5) Directors but no more than seven (7) Directors on the Board ~~of Directors~~ and (iii) at least four (4) Executive Directors, if there are more than seven (7) Directors but no more than nine (9) Directors on the Board ~~of Directors. Such Executive Directors shall be nominated by the Partnership for so long as the Partnership Condition is satisfied. Upon the delivery by the Partnership of a written notice (duly executed by the general partner of the Partnership on behalf of the Partnership) to the Company, the Board shall cause the Executive Director candidate(s) nominated by the Partnership to be appointed by the Board pursuant to Article 89(d). In the event that any such Executive Director candidate is not appointed by the Board or the Executive Director nominated by the Partnership is removed in accordance with Article 90, the Partnership shall have the right to appoint a different person to serve as an interim Executive Director until the next general meeting of the Company. Such appointment of the interim Executive Directors to the board shall become effective immediately upon the delivery by the Partnership of a written notice (duly executed by the general partner of the Partnership on behalf of the Partnership) to the Company, without the requirement for any further resolution, vote or approval by the Shareholders or the Board. For the avoidance of doubt, if at any time the total number of Executive Directors on the Board nominated by the Partnership is less than two (2), three (3) or four (4) as applicable pursuant to the above because any Executive Director previously elected has ceased to be an Executive Director or has been removed from the Board, it shall not be deemed as a violation of these Articles..~~.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~(f)~~	~~Upon the failure to satisfy the Partnership Condition, the right of the Partnership to nominate Executive Directors pursuant to Article 89(e) shall be suspended, and the Executive Directors shall be elected or appointed by the Members in accordance with Article 89(c) or, in the event that the directors are elected or appointed to fill a casual vacancy on the Board or as an addition to the existing Board, by the Board in accordance with Article 89(d).~~

~~(g)~~	~~For so long as the Partnership Condition is satisfied, notwithstanding anything in Article 89(c) or Article 89(d) to the contrary, if at any time the total number of Executive Directors on the Board nominated by the Partnership is less than two (2), three (3) or four (4) as applicable pursuant to Article 89(e) for any reason, including because any Executive Director previously nominated by the Partnership has ceased to be an Executive Director, the Partnership shall be entitled to (in its own discretion) appoint such number of Executive Directors to the Board as may be necessary to ensure that the Board includes the number of Executive Directors as required pursuant to Article 89(e). The appointment of any Executive Directors to the Board pursuant to this Article 89(g) shall become effective immediately upon the delivery by the Partnership of a written notice (duly executed by the general partner of the Partnership on behalf of the Partnership) to the Company, without the requirement for any further resolution, vote or approval by the Shareholders or the Board.~~

(f)	An appointment of a Director may be for such term of office as may be as agreed between the Company and the Director; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~99.~~101.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). ~~Except as otherwise provided for under Article 89, a~~A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

~~91.~~	~~The Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate and appoint Executive Directors.~~

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~92.~~	~~Subject to Article 90 and subsections (a) through (c) of Article 113, for so long as the Partnership Condition is satisfied, the Executive Directors nominated or appointed by the Partnership are subject to removal, with or without cause, only by the Partnership.~~

~~93.~~102.	~~The Board may, from time to time, and except as required by~~Subject to these Articles, applicable law or Designated Stock Exchange Rules, the Board may, from time to time, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 100, Article 100 shall prevail.

~~94.~~103.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

104.	Every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

~~95.~~105.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~96.~~106.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

~~97.~~107.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~98.~~108.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

109.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees; if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting

110.	Independent Non-executive Directors, as equal board members, should give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. Generally they should also attend general meetings to gain and develop a balanced understanding of the view of Shareholders.

111.	Independent Non-executive Directors should make a positive contribution to the development of the Company’s strategy and policies through independence, constructive and informed comments.

POWERS AND DUTIES OF DIRECTORS

~~99.~~112.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~100.~~113.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~101.~~	~~Notwithstanding the provisions of Article 100, for so long as the Partnership Condition is satisfied, the Partnership shall have the right to nominate and recommend candidates for chief executive officer of the Company, after which such candidate shall stand for appointment by the nominating and corporate governance committee of the Board. In the event that (i) such candidate is not appointed by the nominating and corporate governance committee of the Board, or (ii) the chief executive officer nominated by the Partnership is removed by the Directors, the Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer. If the nominating and corporate governance committee or the Board fails to appoint more than three candidates nominated by the Partnership consecutively, the Board may then nominate and appoint any person to serve as chief executive officer of the Company.~~

~~102.~~114.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~103.~~115.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~104.~~116.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory” respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~105.~~117.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~106.~~118.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~107.~~119.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~108.~~120.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

~~109.~~121.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~110.~~122.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~111.~~123.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~112.~~124.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~113.~~125.	~~Subject to Article 92, the~~The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for four consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~114.~~126.	The Directors may meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~115.~~127.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~116.~~128.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~117.~~129.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~118.~~130.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

~~119.~~131.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as ~~auditor to~~ the ~~Company~~Auditors.

~~120.~~132.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

~~121.~~133.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~122.~~134.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~123.~~135.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~124.~~136.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

~~125.~~137.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~126.~~138.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~127.~~139.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

APPENDIX I      THE AMENDED MEMORANDUM AND ARTICLES

NOMINATION COMMITTEE

140.	The Board shall establish a Nomination Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Nomination Committee shall perform the following terms of reference:

(a)	to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	to identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	to assess the independence of Independent Non-executive Directors; and

(d)	to make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive.

141.	The Nomination Committee should make available its terms of reference explaining its role and the authority delegated to it by the Board by including them on the HKSE’s website and Company’s Website.

142.	The Company should provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee should seek independent professional advice, at the Company’s expense, to perform its responsibilities.

143.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at the general meeting, it should set out in the circular to shareholders and/or explanatory statement accompanying the notice of the relevant general meeting:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding his seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the Board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

144.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, one of whom shall act as its chairman.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

CORPORATE GOVERNANCE COMMITTEE

145.	The Board shall establish a Corporate Governance Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Corporate Governance Committee shall perform the following terms of reference:

(a)	to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	to review and monitor the training and continuous professional development of Directors and senior management;

(c)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	to review the Company’s compliance with the code and disclosure in the Corporate Governance Report;

(f)	to review and monitor whether the Company is operated and managed for the benefit of all its shareholders;

(g)	to confirm, on an annual basis, that the holders of Class B Ordinary Shares have been members of the Company’s Board throughout the year and that no matters under Article 18(a) to (d) have occurred during the relevant financial year;

(h)	to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares have complied with Articles 15, 16, 18(e) to (g) and 13 throughout the year;

(i)	to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares of the Company (considered as a group) on one hand and any holder of Class B Ordinary Shares on the other;

(j)	to review and monitor all risks related to the Company’s weighted voting right structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holder of Class B Ordinary Shares on the other and make a recommendation to the Board on any such transaction;

(k)	to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)	to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Article 186;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(m)	to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering the areas of its terms of reference as set out in sub-paragraphs (a) to (n) of this Article 145; and

(n)	to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (i) to (k) above in the report referred to in sub-paragraph (m) above.

146.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act as its chairman.

147.	The Corporate Governance Report produced by the Company pursuant to the HKSE Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its terms of reference set out in Articles 145(a) to 145(n) above, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

148.	The Company shall appoint a Compliance Adviser on a permanent basis commencing on the date of the Company’s initial listing on HKSE. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the HKSE Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering on HKSE in a manner different from that detailed in the listing document in respect of such initial public offering on HKSE, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the HKSE makes an inquiry of the Company under the HKSE Listing Rules.

149.	The Board shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

DIVIDENDS

~~128.~~150.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

~~129.~~151.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~130.~~152.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~131.~~153.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

~~132.~~154.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~133.~~155.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~134.~~156.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~135.~~157.	No dividend shall bear interest against the Company.

~~136.~~158.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~137.~~159.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

160.	The Company may by Ordinary Resolution or other body that is independent of the Board of Directors (as the case may be) may from time to time determine that Auditors shall be appointed. The appointment of and provisions relating to Auditors shall be in accordance with applicable law and the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange.

161.	The Members may, at any general meeting convened and held in accordance with these Articles, by Ordinary Resolution remove the Auditors at any time before the expiration of their term of office and shall by Ordinary Resolution appoint another Auditor in their stead for the remainder of their term.

162.	The remuneration of Auditors shall be fixed by the Company in general meeting by Ordinary Resolution.

~~138.~~163.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~139.~~	~~The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.~~

~~140.~~164.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~141.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

~~142.~~165.	Every ~~auditor of the Company~~Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the ~~auditors~~Auditors.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~143.~~166.	The ~~auditors~~Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~144.~~167.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

~~145.~~168.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(e)	generally do all acts and things required to give effect to the resolution.

~~146.~~169.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~147.~~170.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~148.~~171.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~149.~~172.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~150.~~	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

~~151.~~173.	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~152.~~174.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~153.~~175.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~154.~~176.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~155.~~177.	Subject to compliance with the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~156.~~178.	Subject to compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

~~157.~~179.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the ~~Company’s auditors~~Auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~158.~~180.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~159.~~181.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~160.~~182.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

183.	A resolution that the Company be wound up voluntarily shall be a Special Resolution.

~~161.~~184.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~162.~~185.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

COMMUNICATION WITH MEMBERS AND DISCLOSURE

186.	The Company shall comply with the Designated Stock Exchange Rules regarding shareholders’ engagement.

187.	The Company shall include the warning “A company controlled through weighted voting rights” on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the HKSE Listing Rules, and describe its weighted voting rights structure, the rationale for having such structure and the associated risks for shareholders prominently in its listing documents and periodic financial reports. This warning statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

188.	The Company shall, in its listing documents and its interim and annual reports produced by the Company pursuant to the HKSE Listing Rules:(a) identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle); (b) disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and (c) disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~163.~~189.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~164.~~190.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~165.~~191.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~166.~~192.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~167.~~193.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~168.~~194.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

FORUM SELECTION

195.	The Company, its Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any question regarding their existence, validity, formation, or termination, save for in relation to any application or petition to wind-up the Company which the courts of the Cayman Islands shall have exclusive jurisdiction to determine. For the avoidance of doubt, without limiting the jurisdiction of the Cayman Courts and Hong Kong Courts to hear, settle and/or determine disputes related to the Company, no other courts shall have jurisdiction over or for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time). If, notwithstanding the above provisions, a court of the United States assumes jurisdiction to hear any proceedings, actions, claims, or complaints, however so called, that rely on the provisions of the Securities Act or the U.S. Securities Exchange Act of 1934 (as amended from time to time), then the federal courts of the United States shall have exclusive jurisdiction to hear, settle, and/or determine any such proceeding, action, claim or complaint to the exclusion of the state courts. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

PART B THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~FIFTH~~SIXTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
KE HOLDINGS INC.
貝殼控股有限公司

(adopted by a Special Resolution passed on [*] ~~November 8, 2021~~ and effective immediately)

1.	The name of the Company is KE Holdings Inc. (貝殼控股有限公司).

2.	The Registered Office of the Company ~~will be~~is situated at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

7.	The authorised share capital of the Company is US$500,000 divided into 25,000,000,000 shares, comprising ~~of~~ (i) ~~23,614~~24,114,698,720 Class A ordinary shares with a par value of US$0.00002 each~~,~~ and (ii) 885,301,280 Class B ordinary shares with a par value of US$0.00002 each~~, and (iii) 500,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles~~. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to ~~deregister~~ be de-registered in the Cayman Islands and transfer and be registered by way of continuation ~~in some other~~under the laws of any jurisdiction outside the Cayman Islands.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~FIFTH~~SIXTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
KE HOLDINGS INC.

貝殼控股有限公司

(adopted by a Special Resolution passed on [*] ~~November 8, 2021~~ and effective immediately)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the ~~Articles~~articles of ~~Association~~association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares

“Affiliate”	means in respect of a Person ~~other than a Co-Founder or any Co-Founder Affiliate~~, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control”, for the purpose of this defined term of “Affiliate” only, shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditors”	the auditors for the time being of the Company, if any;

“Board” and “Board of Directors” ~~and “Directors”~~	means the ~~directors of the Company for the time being, or as the case may be, the directors~~Directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an ordinary share of the Company with a nominal or par value of US$0.00002, designated as a Class A Ordinary Share, having the rights set out in these Articles~~;~~.

“Class B Ordinary Share”	means an ordinary share of the Company with a nominal or par value of US$0.00002, designated as a Class B Ordinary Share, having the rights set out in these Articles~~;~~.

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Co-Founders”	~~refers to the Founder and~~ Mr. Yongdong Peng (name in Chinese 彭永東) and Mr. Yigang Shan (name in Chinese 單一剛), each of whom, a “Co-Founder”;

“Co-Founder Affiliate”	(a) each of any Co-Founder’s legal spouse, parents, children and other lineal descendants (each, an “Immediate Family Member”); (b) any trust for the benefit of any Co-Founder and/or any of the Immediate Family Members as defined under (a), or (c) any corporation, partnership or any other entity ultimately controlled by any Co-Founder and/or any of the Immediate Family Members as defined under (a) through possession of voting power or investment power over Shares held by any such entity. For the avoidance of doubt, the terms “voting power” and “investment power” shall have such meanings as defined under Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

~~“Company”~~	~~means KE Holdings Inc. (貝殼控股有限公司), a Cayman Islands exempted company;~~

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Companies Ordinance”	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and every other ordinance incorporated therewith or substituted therefor; and in the case of any such substitution the references in these Articles to the provisions of the Companies Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

“Company”	means KE Holdings Inc. (貝殼控股有限公司), a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	has the meaning given to it in the HKSE Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 139;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the HKSE Listing Rules;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Designated Stock Exchange”	means the ~~stock~~NYSE for so long as the Company’s Shares or ADSs are there listed, the HKSE for so long as the Company’s Shares or ADSs are there listed and any other securities exchange ~~in the United States~~or other system on which any Shares or ADSs are listed or authorised for trading from time to time;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

“Director”	means a member of the Board of Directors;

~~“electronic”~~“Director Holding Vehicle”	~~has the meaning given to it in the Electronic Transactions Law and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;~~means a limited partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, where (i) in the case of a limited partnership, the terms of the limited partnership must expressly specify that the voting rights attached to such shares are solely dictated by the Co-Founder; (ii) in the case of a trust, the Co-Founder must in substance retain an element of control of the trust and any immediate holding companies; and the purpose of the trust must be for estate planning and/or tax planning purposes; and (iii) in the case of a private company or other vehicle, the Co-Founder (or a trust referred to in (ii) above) must wholly own and control that vehicle at all relevant times;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the ~~vote~~votes of the Board;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~“Electronic Transactions Law”~~	~~means the Electronic Transactions Law (2003 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;~~

“electronic record”	has the meaning given to it in the Electronic Transactions ~~Law~~Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Executive Director”	refers to a Director of the Company who (i) is neither an Independent Director, Independent Non-executive Director nor a Director who is affiliated with or was appointed to the Board by a holder or a group of affiliated holders of preferred shares and/or Class A Ordinary Shares converted from preferred shares of the Company prior to the completion of the Company’s initial public offering of ADSs in the United States and (ii) maintains employment relationship with the Company~~.~~;

“HKSE”	means The Stock Exchange of Hong Kong Limited;

~~“Founder”~~“HKSE Listing Rules”	~~refers to Mr. Hui Zuo (name in Chinese 左暉);~~means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

“Independent Director”	means a Director who is an independent director as defined in the ~~Designated Stock~~NYSE Exchange Rules ~~as determined by the Board~~;

“Independent Non-executive Director”	means a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on the HKSE;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 134;

“NYSE”	means the New York Stock Exchange;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“NYSE Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the NYSE;

“Ordinary Resolution”

means a resolution:

(a)      passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)     approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means an ordinary share of the Company with a nominal or par value of US$0.00002, including a Class A Ordinary Share, and a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

~~“Partnership”~~	~~means Baihui Partners L.P., a Cayman Islands exempted limited partnership;~~

~~“Partnership Agreement”~~	~~means the exempted limited partnership agreement for the Partnership, as amended or varied from time to time;~~

~~“Partnership Condition”~~	~~means that (i) the Partnership consists of at least five (5) limited partners and (ii) the Partnership is operating under the terms of the Partnership Agreement, as amended from time to time;~~

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;
“Propitious”	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands and is ultimately controlled by Z&Z Trust;
“Recognised Clearing House”	shall include the recognised clearing house as defined in Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;
“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;
“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;
~~“Special Partnership Matter”~~	~~means, for so long as the Partnership Condition is satisfied, the matters set out in Articles 89 through 92, Article 101 and the definitions of “Partnership,” “Partnership Agreement,” “Partnership Condition,” “Special Partnership Matter” and “Special Resolution” under these Articles;~~
“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)      passed by not less than two-thirds (or, in respect of any resolution relating to a Special Partnership Matter, or in any way having the effect of affecting a Special Partnership Matter, including, without limitation, any amendment to the provisions of the Articles or Memorandum of Association which relate to a Special Partnership Matter, 95%) of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)      approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;
“Virtual Meeting”	means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction ~~Law~~Act; and

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(j)	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

9.	~~The Directors may authorise~~ Subject to these Articles and provided that (i) it is in compliance with the ~~division~~HKSE Listing Rules and the Code on Takeovers and Mergers; (ii) no new Class of shares with voting rights superior to those of Class A Ordinary Shares ~~into~~will be created; and (iii) any ~~number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the~~ variations in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~ as between the different Classes ~~(if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue~~ of Shares ~~with such preferred or other~~will not result in creating a new Class of Shares with voting rights~~, all or any of which may be greater than the rights of~~ superior to those of Class A Ordinary Shares~~, at such time and on such terms as they may think appropriate. Notwithstanding Article 17,~~ (collectively, the “Overriding Requirements”), the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other ~~class~~Class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other ~~class~~Class or any other series of shares;

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other ~~class~~Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other ~~class~~Class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other ~~class~~Class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of ~~Class A Ordinary Shares and Class B~~ Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. A class of shares conferring weighted voting rights in the Company must not entitle the holder to more than ten (10) times the voting power of any Class of Ordinary Shares, on any resolution tabled at a general meeting of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

15.	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not a Co-Founder or a Co-Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not a Co-Founder or a Co-Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; and (iii) a voting proxy, voting agreement or similar arrangement between a Co-Founder and/or a Co-Founder Affiliate on one hand and the Partnership on the other hand, without transferring the legal title to the Class B Ordinary Share subject to such arrangement, shall not be deemed as a sale, transfer, assignment or disposition of, or a change of control of the ultimate beneficial ownership of any Class B Ordinary Share subject to such arrangement. For purpose of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended. If at any time all the Co-Founders and all the Co-Founder Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares of the Company as of the date of these Articles, all of the issued and outstanding Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

16.	Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. Weighted voting rights must only be attached to one Class of the Company’s equity securities.

MODIFICATION OF RIGHTS

17.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued Shares of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of two-thirds of the issued Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.	The rights attached to, or otherwise attached to, or otherwise conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights attached to, or otherwise conferred upon the holders of, the Shares of any Class shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

CERTIFICATES

19.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

20.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one U.S. dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	Every share certificate of the Company shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the HKSE from time to time.

~~23.~~24.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~24.~~25.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

LIEN

~~25.~~26.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to all dividends payable thereon.

~~26.~~27.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

~~27.~~28.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~28.~~29.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~29.~~30.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

~~30.~~31.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~31.~~32.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~32.~~33.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~33.~~34.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~34.~~35.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~35.~~36.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~36.~~37.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~37.~~38.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~38.~~39.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~39.~~40.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~40.~~41.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~41.~~42.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~42.~~43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

~~43.~~44.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve provided always that it shall be in such a form prescribed by the HKSE and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee, in each case, may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)), under hand or by machine imprinted signature or by such other means of execution as the Board may approve from time to time and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

~~44.~~45.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien~~.~~

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

~~45.~~46.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year~~.~~ (or such longer period as the Members may by ordinary resolution determine provided that such period shall not be extended beyond sixty (60) calendar days in any calendar year).

~~46.~~47.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

~~TRANSMISSION OF SHARES~~

~~47.~~48.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~48.~~49.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~49.~~50.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

51.	Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch Register at such location as the Board thinks fit and there shall be entered therein the particulars of the Members and the shares issued to each of them and other particulars required under the Companies Act.

52.	Except when a register is closed and, if applicable, subject to the additional provisions of Article 46, the principal register and any branch register shall during business hours be kept open to inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~50.~~53.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~51.~~54.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~52.~~55.	The Company may by Ordinary Resolution

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~53.~~56.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by ~~law~~the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~54.~~57.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~55.~~58.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~56.~~59.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

~~57.~~60.	The Directors may accept the surrender for no consideration of any fully paid Share.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

TREASURY SHARES

~~58.~~61.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

~~59.~~62.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

~~60.~~63.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

~~61.~~64.	(a)	The Company ~~may (but~~ shall ~~not be obliged to)~~ in each ~~calendar~~financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~62.~~65.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of ~~Members~~Member(s) holding ~~at the date of deposit of the requisition Shares which carry in aggregate~~ not less than one-~~third~~tenth (1/~~3~~10) of all votes attaching to all issued and outstanding Shares of the Company (on a one vote per share basis) that as at the date of the deposit carry the right to vote at general meetings of the Company, and such Member(s) may also add resolutions to the agenda of any general meeting of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of deposit of the Shareholder’s requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

~~63.~~66.	~~At least ten (10) calendar days’ notice shall be given for any general meeting. Every~~An annual general meeting shall be called by not less than twenty-one (21) days’ notice in writing and any extraordinary general meeting shall be called by not less than fourteen (14) days’ notice in writing. Subject to the requirements under the HKSE Listing Rules, every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place of the meeting (for any meeting which is not a Virtual Meeting), the day and the hour of the meeting, particulars of the resolutions and the general nature of the business to be considered at that meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by one or more Shareholders who together hold Shares which carry in aggregate not less than two-thirds (2/3) of all votes attaching to all issued and outstanding Shares of the Company entitled to attend and vote at the meeting.

~~64.~~67.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~65.~~68.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. ~~One~~A quorum required for a meeting of the Shareholders consists of one or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ~~one-half (1/2) of all votes attaching to all Shares in issue and entitled to vote at such general meeting, Present at the meeting,, shall be a quorum for all purposes~~ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company.

~~66.~~69.	If within half an hour from the time appointed for the meeting a quorum (as set out in Article 68) is not Present, the meeting shall be dissolved.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~67.~~70.	~~f~~If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~68.~~71.	The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

~~69.~~72.	If there is no such Chairman of the Board of Directors, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

~~70.~~73.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the ~~board of Directors.~~Board.

~~71.~~74.	The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, the quorum required for such adjourned meeting is set out in Article 68. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~72.~~75.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. ~~A postponement may be for a stated period of any length or indefinitely as the Directors may determine~~Where any general meeting is postponed in accordance with this Article, the Board shall fix the date, time and place for the reconvened meeting.

76.	Each Shareholder has the right to speak at any duly convened general meeting of the Company, except where he is required by the HKSE Listing Rules to abstain from voting on the matter under consideration.

~~73.~~77.	At any general meeting a resolution put to the vote of the meeting shall be decided on a ~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the~~ poll, save that the chairman of the meeting ~~or any Shareholder Present, and unless~~may, in good faith, allow a resolution which relates purely to a ~~poll~~procedural or administrative matter as prescribed under the HKSE Listing Rules to be voted on by a show of hands. Where a resolution is ~~so demanded~~voted on by show of hands, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

~~74.~~78.	If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~75.~~79.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

~~76.~~80.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

~~77.~~81.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder Present at the meeting shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~78.~~82.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~79.~~83.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~80.~~84.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

~~81.~~85.	On a poll votes may be given either personally or by proxy.

~~82.~~86.	Each Shareholder shall be entitled to appoint a proxy, and every Shareholder being a corporation shall be entitled to appoint a representative to attend and vote at any general meeting and, where a corporation is so represented, it shall be treated as being present at any meeting in person. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting, and such proxies are under no obligation to cast all his votes in the same way. ~~Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand.~~ The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

~~83.~~87.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve~~.~~, provided that this shall not preclude the use of the two-way form.

~~84.~~88.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~85.~~89.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

90.	Where any Member is, under the HKSE Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

~~86.~~91.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~87.~~92.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~88.~~93.	If a ~~recognised clearing house~~Recognised Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the ~~recognised clearing house~~Recognised Clearing House (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that ~~recognised clearing house~~Recognised Clearing House (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

DIRECTORS

~~89.~~94.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) but no more than nine (9) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	~~Except as otherwise provided for under this Article 89, the~~The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his appointment, and shall then be eligible for re-election at that meeting.

(e)	Subject to the Designated Stock Exchange Rules applicable to the composition of the Board and qualifications of Directors, the Board shall include (i) at least two (2) Executive Directors, if there are no more than five (5) Directors on the Board ~~of Directors~~, (ii) at least three (3) Executive Directors, if there are more than five (5) Directors but no more than seven (7) Directors on the Board ~~of Directors~~ and (iii) at least four (4) Executive Directors, if there are more than seven (7) Directors but no more than nine (9) Directors on the Board ~~of Directors. Such Executive Directors shall be nominated by the Partnership for so long as the Partnership Condition is satisfied. Upon the delivery by the Partnership of a written notice (duly executed by the general partner of the Partnership on behalf of the Partnership) to the Company, the Board shall cause the Executive Director candidate(s) nominated by the Partnership to be appointed by the Board pursuant to Article 89(d). In the event that any such Executive Director candidate is not appointed by the Board or the Executive Director nominated by the Partnership is removed in accordance with Article 90, the Partnership shall have the right to appoint a different person to serve as an interim Executive Director until the next general meeting of the Company. Such appointment of the interim Executive Directors to the board shall become effective immediately upon the delivery by the Partnership of a written notice (duly executed by the general partner of the Partnership on behalf of the Partnership) to the Company, without the requirement for any further resolution, vote or approval by the Shareholders or the Board. For the avoidance of doubt, if at any time the total number of Executive Directors on the Board nominated by the Partnership is less than two (2), three (3) or four (4) as applicable pursuant to the above because any Executive Director previously elected has ceased to be an Executive Director or has been removed from the Board, it shall not be deemed as a violation of these Articles..~~.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~(f)~~	~~Upon the failure to satisfy the Partnership Condition, the right of the Partnership to nominate Executive Directors pursuant to Article 89(e) shall be suspended, and the Executive Directors shall be elected or appointed by the Members in accordance with Article 89(c) or, in the event that the directors are elected or appointed to fill a casual vacancy on the Board or as an addition to the existing Board, by the Board in accordance with Article 89(d).~~

~~(g)~~	~~For so long as the Partnership Condition is satisfied, notwithstanding anything in Article 89(c) or Article 89(d) to the contrary, if at any time the total number of Executive Directors on the Board nominated by the Partnership is less than two (2), three (3) or four (4) as applicable pursuant to Article 89(e) for any reason, including because any Executive Director previously nominated by the Partnership has ceased to be an Executive Director, the Partnership shall be entitled to (in its own discretion) appoint such number of Executive Directors to the Board as may be necessary to ensure that the Board includes the number of Executive Directors as required pursuant to Article 89(e). The appointment of any Executive Directors to the Board pursuant to this Article 89(g) shall become effective immediately upon the delivery by the Partnership of a written notice (duly executed by the general partner of the Partnership on behalf of the Partnership) to the Company, without the requirement for any further resolution, vote or approval by the Shareholders or the Board.~~

~~(h)~~(f)	An appointment of a Director may be for such term of office as may be as agreed between the Company and the Director; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~90.~~95.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). ~~Except as otherwise provided for under Article 89, a~~A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~91.~~	~~The Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate and appoint Executive Directors.~~

~~92.~~	Subject to ~~Article 90 and subsections (a) through (c) of Article 113, for so long as the Partnership Condition is satisfied, the Executive Directors nominated or appointed by the Partnership are subject to removal, with or without cause, only by the Partnership.~~

~~93.~~96.	~~The Board may, from time to time, and except as required by~~these Articles, applicable law or Designated Stock Exchange Rules, the Board may, from time to time, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 94, Article 94 shall prevail.

~~94.~~97.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

98.	Every Independent Non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

~~95.~~99.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~96.~~100.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

ALTERNATE DIRECTOR OR PROXY

~~97.~~101.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

~~98.~~102.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

103.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees; if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

104.	Independent Non-executive Directors, as equal board members, should give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. Generally they should also attend general meetings to gain and develop a balanced understanding of the view of Shareholders.

105.	Independent Non-executive Directors should make a positive contribution to the development of the Company’s strategy and policies through independence, constructive and informed comments.

POWERS AND DUTIES OF DIRECTORS

~~99.~~106.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~100.~~107.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~101.~~	~~Notwithstanding the provisions of Article 100, for so long as the Partnership Condition is satisfied, the Partnership shall have the right to nominate and recommend candidates for chief executive officer of the Company, after which such candidate shall stand for appointment by the nominating and corporate governance committee of the Board. In the event that (i) such candidate is not appointed by the nominating and corporate governance committee of the Board, or (ii) the chief executive officer nominated by the Partnership is removed by the Directors, the Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer. If the nominating and corporate governance committee or the Board fails to appoint more than three candidates nominated by the Partnership consecutively, the Board may then nominate and appoint any person to serve as chief executive officer of the Company.~~

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~102.~~108.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~103.~~109.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~104.~~110.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory,” respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

~~105.~~111.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~106.~~112.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~107.~~113.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

~~108.~~114.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

~~109.~~115.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~110.~~116.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~111.~~117.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~112.~~118.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

DISQUALIFICATION OF DIRECTORS

~~113.~~119.	~~Subject to Article 92, the~~The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for four consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~114.~~120.	The Directors may meet together (either within or outside of the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~115.~~121.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~116.~~122.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~117.~~123.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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~~118.~~124.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

~~119.~~125.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as ~~auditor to~~ the ~~Company~~Auditors.

~~120.~~126.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~121.~~127.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~122.~~128.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

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~~123.~~129.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~124.~~130.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

~~125.~~131.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~126.~~132.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~127.~~133.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

NOMINATION COMMITTEE

134.	The Board shall establish a Nomination Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Nomination Committee shall perform the following terms of reference:

(a)	to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

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(b)	to identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	to assess the independence of Independent Non-executive Directors; and

(d)	to make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive.

135.	The Nomination Committee should make available its terms of reference explaining its role and the authority delegated to it by the Board by including them on the HKSE’s website and Company’s Website.

136.	The Company should provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee should seek independent professional advice, at the Company’s expense, to perform its responsibilities.

137.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at the general meeting, it should set out in the circular to shareholders and/or explanatory statement accompanying the notice of the relevant general meeting:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding his seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the Board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

138.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, one of whom shall act as its chairman.

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CORPORATE GOVERNANCE COMMITTEE

139.	The Board shall establish a Corporate Governance Committee with specific written terms of reference which deal clearly with the authority and duties of such committee. The Corporate Governance Committee shall perform the following terms of reference:

(a)	to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	to review and monitor the training and continuous professional development of Directors and senior management;

(c)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	to review the Company’s compliance with the code and disclosure in the Corporate Governance Report;

(f)	to review and monitor whether the Company is operated and managed for the benefit of all its shareholders;

(g)	to confirm, on an annual basis, that the holders of Class B Ordinary Shares have been members of the Company’s Board throughout the year and that no matters under Rule 8A.17 of the HKSE Listing Rules have occurred during the relevant financial year;

(h)	to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares have complied with Rules 8A.14, 8A.15, 8A.18, 8A.24(3), 8A.24(4) and 8A.24(5) of the HKSE Listing Rules throughout the year;

(i)	to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares of the Company (considered as a group) on one hand and any holder of Class B Ordinary Shares on the other;

(j)	to review and monitor all risks related to the Company’s weighted voting right structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holder of Class B Ordinary Shares on the other and make a recommendation to the Board on any such transaction;

(k)	to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)	to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Article 180;

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(m)	to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering the areas of its terms of reference as set out in sub-paragraphs (a) to (n) of this Article 139; and

(n)	to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (i) to (k) above in the report referred to in sub-paragraph (m) above.

140.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act as its chairman.

141.	The Corporate Governance Report produced by the Company pursuant to the HKSE Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its terms of reference set out in Articles 139(a) to 139(n) above, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

142.	The Company shall appoint a Compliance Adviser on a permanent basis commencing on the date of the Company’s initial listing on HKSE. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the HKSE Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering on HKSE in a manner different from that detailed in the listing document in respect of such initial public offering on HKSE, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the HKSE makes an inquiry of the Company under the HKSE Listing Rules.

143.	The Board shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

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(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

DIVIDENDS

~~128.~~144.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

~~129.~~145.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~130.~~146.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~131.~~147.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

~~132.~~148.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

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~~133.~~149.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~134.~~150.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~135.~~151.	No dividend shall bear interest against the Company.

~~136.~~152.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~137.~~153.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

154.	The Company may by Ordinary Resolution or other body that is independent of the Board of Directors (as the case may be) may from time to time determine that Auditors shall be appointed. The appointment of and provisions relating to Auditors shall be in accordance with applicable law and the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange.

155.	The Members may, at any general meeting convened and held in accordance with these Articles, by Ordinary Resolution remove the Auditors at any time before the expiration of their term of office and shall by Ordinary Resolution appoint another Auditor in their stead for the remainder of their term.

156.	The remuneration of Auditors shall be fixed by the Company in general meeting by Ordinary Resolution.

~~138.~~157.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~139.~~	~~The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.~~

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~~140.~~158.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~141.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

~~142.~~159.	Every ~~auditor of the Company~~Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the ~~auditors~~Auditors.

~~143.~~160.	The ~~auditors~~Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~144.~~161.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

~~145.~~162.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

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(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~146.~~163.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

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SHARE PREMIUM ACCOUNT

~~147.~~164.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~148.~~165.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~149.~~166.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~150.~~	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

~~151.~~167.	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~152.~~168.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

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(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

~~153.~~169.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~154.~~170.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~155.~~171.	Subject to compliance with the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~156.~~172.	Subject to compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

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INDEMNITY

~~157.~~173.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the ~~Company’s auditors~~Auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~158.~~174.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~159.~~175.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

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NON-RECOGNITION OF TRUSTS

~~160.~~176.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

177.	A resolution that the Company be wound up voluntarily shall be a Special Resolution.

~~161.~~178.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~162.~~179.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

COMMUNICATION WITH MEMBERS AND DISCLOSURE

180.	The Company shall comply with the Designated Stock Exchange Rules regarding shareholders’ engagement.

181.	The Company shall include the warning “A company controlled through weighted voting rights” on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the HKSE Listing Rules, and describe its weighted voting rights structure, the rationale for having such structure and the associated risks for shareholders prominently in its listing documents and periodic financial reports. This warning statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

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182.	The Company shall, in its listing documents and its interim and annual reports produced by the Company pursuant to the HKSE Listing Rules: (a) identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle); (b) disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and (c) disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~163.~~183.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~164.~~184.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

~~165.~~185.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~166.~~186.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

REGISTRATION BY WAY OF CONTINUATION

~~167.~~187.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~168.~~188.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

APPENDIX I                THE AMENDED MEMORANDUM AND ARTICLES

FORUM SELECTION

189.	The Company, its Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any question regarding their existence, validity, formation, or termination, save for in relation to any application or petition to wind-up the Company which the courts of the Cayman Islands shall have exclusive jurisdiction to determine. For the avoidance of doubt, without limiting the jurisdiction of the Cayman Courts and Hong Kong Courts to hear, settle and/or determine disputes related to the Company, no other courts shall have jurisdiction over or for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Company’s Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time). If, notwithstanding the above provisions, a court of the United States assumes jurisdiction to hear any proceedings, actions, claims, or complaints, however so called, that rely on the provisions of the Securities Act or the U.S. Securities Exchange Act of 1934 (as amended from time to time), then the federal courts of the United States shall have exclusive jurisdiction to hear, settle, and/or determine any such proceeding, action, claim or complaint to the exclusion of the state courts. Without prejudice to the foregoing, if any part of this Article is held to be illegal, invalid or unenforceable under applicable law, the illegal, invalid or unenforceable portion of this Article shall not affect or impair the legality, validity or enforceability of the rest of the Articles and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

APPENDIX II                EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 3,793,220,806 Shares, out of which 3,635,326,756 were Class A ordinary shares and 157,894,050 were Class B ordinary shares. Subject to the passing of the ordinary resolution set out in item 6 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 3,793,220,806 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 379,322,080 Shares, representing 10% of the total number of issued Shares in issue as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II                EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company's Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Listing Document of the Company for the year ended December 31, 2021) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Peng and Mr. Shan, who beneficially own 125,692,439 restricted Class A ordinary shares and 157,894,050 Class B ordinary shares in total, representing approximately 32.7% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II                EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

Month	Price per Share
2022	Highest	Lowest
	HK$	HK$
May (since the date of Listing)	33.65	27.00
June (up to Latest Practicable Date)	53.00	33.25

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

As the Company has been listed on the Stock Exchange for less than 6 months, during the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange.

APPENDIX III                DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the Directors proposed to be re-elected at the AGM.

(1)	MR. JEFFREY ZHAOHUI LI

Position and experience

Jeffrey Zhaohui Li (李朝暉), aged 46, is a non-executive Director of the Company. Mr. Jeffrey Zhaohui Li has been serving as a Director since December 2018 and was re-designated as a non-executive Director with effect from the Listing Date. Mr. Jeffrey Zhaohui Li joined Tencent, a company listed on the Stock Exchange with stock code 700 in March 2011, and currently serves as the vice president and the head of mergers and acquisitions department at Tencent, and as the managing partner of Tencent Investment. He was an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. Jeffrey Zhaohui Li held various positions related to product and business in Google and Nokia. Mr. Jeffrey Zhaohui Li also holds directorships at various other public companies. Mr. Jeffrey Zhaohui Li has been a director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a director of Zhihu Inc., a company listed on the NYSE under the symbol “ZH,” and the Stock Exchange with the stock code 2390 since September 2015. He has been a director of Howbuy Wealth Management Co., Ltd. (好買財富管理股份有限公司), a company listed on the National Equities Exchange and Quotations (全國中小企業股份轉讓系統) with stock code 834418, since December 2013. Mr. Jeffrey Zhaohui Li served as a director of Missfresh Limited, a company listed on the Nasdaq Global Select Market under the symbol “MF,” from June 2017 to November 2021. Mr. Jeffrey Zhaohui Li received a bachelor’s degree in economics majoring in enterprise management from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Jeffrey Zhaohui Li was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

(2)	MS. XIAOHONG CHEN

Position and experience

Xiaohong Chen (陳小紅), aged 52, is an independent non-executive Director of the Company. Ms. Xiaohong Chen has been serving as an independent Director of the Company since August 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date. She has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. Xiaohong Chen served as a managing director at Tiger Global from September 2004 to February 2012, responsible for its investment activities in China. Ms. Xiaohong Chen served as a vice president of Joyo.com from February 2004 to September 2004. Ms. Xiaohong Chen worked at Veronis Suhler Stevenson from July 1994 to February 2004, where she lastly served as a managing director. Ms. Xiaohong Chen received a bachelor’s degree in history from Peking University in July 1992 and a master’s degree in library service from Rutgers University in May 1994.

APPENDIX III                DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Xiaohong Chen was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO:

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding	Approximate Percentage of Shareholding in the Total Issued and Outstanding Share Capital
				(%)	(%)
Xiaohong Chen(1)	Interest held by controlled corporations	Class A ordinary share	22,157,895	0.61%	0.58%
	Beneficial owner	Class A ordinary share	10,965	0.00%	0.00%

Note:

(1)	As of the Latest Practicable Date, 5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P., and 7,313,160 Class A ordinary shares were held by H Capital through H Capital XM, L.P. Xiaohong Chen is the founding and managing partner of H Capital.

As of the Latest Practicable Date, Xiaohong Chen has been granted share options representing 3,655 ADSs (representing 10,965 Class A ordinary shares) of the Company.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.
貝殼控股有限公司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)
(NYSE Stock Ticker: BEKE)

NOTICE OF ANNUAL GENERAL MEETING
to be held on Friday, August 12, 2022
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated June 30, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 11:00 a.m., Beijing time (or soon after the Class A Meeting and the Class B Meeting) on Friday, August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Part A of Appendix I to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

2.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Part B of Appendix I to the Circular, by incorporating the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the report of the auditor thereon;

4.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. Jeffrey Zhaohui Li as a non-executive Director;

(ii)	to re-elect Ms. Xiaohong Chen as an independent non-executive Director; and

(b)	to authorize the Board to fix the remuneration of the Directors;

5.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

NOTICE OF THE ANNUAL GENERAL MEETING

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2020 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

NOTICE OF THE ANNUAL GENERAL MEETING

6.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HKEX for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

7.	as an ordinary resolution, THAT conditional upon the passing of resolutions 5 and 6 of this notice, the general mandate referred to in the resolution 5 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 6 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF THE ANNUAL GENERAL MEETING

8.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.

Share Record Date and ADS Record Date

The Board has fixed the close of business on July 12, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on July 12, 2022, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, July 12, 2022, Hong Kong time; and with respect to ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Monday, July 11, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the AGM.

Attending the AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at investors.ke.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on Wednesday, August 10, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board KE Holdings Inc. Yongdong Peng Chairman and Chief Executive Officer

Corporate Headquarters: Oriental Electronic Technology Building No. 2 Chuangye Road Haidian District Beijing 100086 PRC	Registered Office: Harneys Fiduciary (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands

June 30, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

NOTICE OF THE CLASS A MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.
貝殼控股有限公司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)
(NYSE Stock Ticker: BEKE)

NOTICE OF CLASS A MEETING
to be held on Friday, August 12, 2022
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated June 30, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A ordinary shares (the “Class A Meeting”) of KE holdings Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on Friday, August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Share Record Date and ADS Record Date

The board of directors of the Company has fixed the close of business on July 12, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares. Holders of record of the Class A ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on July 12, 2022, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

NOTICE OF THE CLASS A MEETING

In order to be eligible to vote and attend the Class A Meeting, with respect to Class A ordinary shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, July 12, 2022, Hong Kong time; and with respect to Class A ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Monday, July 11, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A ordinary shares on the Share Record Date will be entitled to vote and attend the Class A Meeting.

Attending the Class A Meeting

Only holders of record of Class A ordinary shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

Proxy Forms and ADS Voting Cards

A holder of Class A ordinary shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Class A ordinary shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at investors.ke.com.

NOTICE OF THE CLASS A MEETING

Holders of record of Class A ordinary shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class A ordinary shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than10:00 a.m., Hong Kong time, on Wednesday, August 10, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board KE Holdings Inc. Yongdong Peng Chairman and Chief Executive Officer

Corporate Headquarters: Oriental Electronic Technology Building No. 2 Chuangye Road Haidian District Beijing 100086 PRC	Registered Office: Harneys Fiduciary (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands

June 30, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

NOTICE OF THE CLASS B MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

  KE Holdings Inc.
貝殼控股有限公司
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2423)
(NYSE Stock Ticker: BEKE)

NOTICE OF CLASS B MEETING
to be held on Friday, August 12, 2022
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated June 30, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares (the “Class B Meeting”) of KE Holdings Inc. (the “Company”) will be held at 10:30 a.m., Beijing time (or soon after the Class A Meeting), on Friday, August 12, 2022 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Share Record Date

The board of directors of the Company has fixed the close of business on July 12, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class B ordinary shares. Holders of record of the Class B ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

In order to be eligible to vote and attend the class B Meeting, with respect to Class B ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands no later than 6:00 p.m. on Monday, July 11, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B ordinary shares on the Share Record Date will be entitled to vote and attend the Class B Meeting.

NOTICE OF THE CLASS B MEETING

Attending the Class B Meeting

Only holders of record of Class B ordinary shares as of the Share Record Date are entitled to attend and vote at the Class B Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

Proxy Forms

A holder of Class B ordinary shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B ordinary shares), which is available on our website at investors.ke.com.

Holders of record of Class B ordinary shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B ordinary shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong Time, on Wednesday, August 10, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By Order of the Board KE Holdings Inc. Yongdong Peng Chairman and Chief Executive Officer

Corporate Headquarters: Oriental Electronic Technology Building No. 2 Chuangye Road Haidian District Beijing 100086 PRC	Registered Office: Harneys Fiduciary (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands

June 30, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.